Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

June 27, 2011

Re:	ABB Ltd
Form 20-F for the fiscal year ended December 31, 2010
Filed March 17, 2011
File No. 001-16429

Dear Mr. Cascio:

We are writing in response to your letter dated May 27, 2011, containing comments on the above-mentioned filing. For your ease of reference, we have set out below each of your comments in bold and italics, followed by our responses.

1. Revenues and cost of sales recognition

We refer to your disclosure of revenue recognition criteria, including delivery. In future filings, please clarify what you mean by the statement that delivery is considered to occur upon transfer of title and risks and rewards of ownership. Please clarify your shipping and delivery terms.

With regards to the sale of products, we generally do not consider delivery to have occurred, and therefore no revenues are recognized, until the customer has taken title to the products and assumed the risks and rewards of ownership of the products specified in the purchase order or sales agreement. Generally, the transfer of title and risks and rewards of ownership are governed by the contractually-defined shipping terms. ABB uses various International Commercial shipping terms (as promulgated by the International Chamber of Commerce) in its sales of products to third-party customers, such as Ex Works (EXW), Free Carrier (FCA) and Delivered Duty Paid (DDP). Subsequent to delivery of the products, we generally have no further contractual performance obligations that would preclude revenue recognition.

In future filings we will expand the description of our revenue recognition criteria related to the sale of products to reflect the above.

2. Goodwill and other intangible assets

We refer to your June 24, 2009 response to prior comment 1. Please tell us where you have provided the quantitative description of the material assumptions used in evaluating goodwill for impairment.

The quantitative description of the material assumptions used in evaluating goodwill for impairment is set forth in the Goodwill and other intangible assets section on page 40 of our Form 20-F for the fiscal year ended December 31, 2010, where we state that our sensitivity analysis in 2010 showed that a 1 percentage-point increase in the discount rate assumption would reduce the calculated fair values of the reporting units by approximately 12 percent. We also concluded and stated on page 40 that none was at risk of failing a future goodwill impairment test.

As disclosed, the fair value of each reporting unit is calculated using an income approach, whereby we estimate the present value of future cash flows. The cash flows used to determine the fair values of the reporting units are based on our business plans covering a period of 5 years plus a terminal value. These cash flows are discounted to present value using our weighted-average cost of capital. In future filings, we will enhance our quantitative disclosure of the assumptions used.

3. Credit facilities

In future filings please provide the general terms of key covenants and indicate whether you were in compliance with the terms of your covenants.

Our current credit facility (see Exhibit 4.1 to our Form 20-F for the fiscal year ended December 31, 2010) does not contain key covenants such as debt/equity or interest coverage ratios as are frequently seen in credit facilities.

4. Commitments and Contingencies

We see the disclosure in Note 15 with regard to your contingencies that “no reliable estimate” can be made or “an informed judgment” on certain matters cannot be made. You also disclose that it is not possible based on information currently available to management to estimate the maximum potential liability on other matters and that there could be material adverse outcomes beyond amounts accrued. Please revise to clarify the assessment of your contingencies in future filings. With regard to contingencies with a reasonably possible loss, in future filings please disclose an estimate of the range of loss or state that such estimate cannot be made. Refer to FASB ASC 450-20-50 and SAB Topic 5-Y, which does not require the amount or range of reasonably possible losses to be made with precision.

In the specific cases you refer to in your letter, neither a best estimate nor a range of outcomes could be reliably estimated, despite our efforts to quantify such potential losses. In future filings, for those contingencies with a reasonably possible loss but where nevertheless a range of loss cannot be estimated, we will disclose that fact, in accordance with FASB ASC 450-20-50 and SAB Topic 5-Y.

5. Taxes

We refer to your June 24, 2009 response to prior comment 7. We also see that you do not disclose the amount of domestic and foreign pre-tax income. In future filings please provide a brief disclosure indicating why you use a weighted average tax rate and that the amount of domestic income is a small percentage of your total income, similar to your prior response.

In future filings we will include the following disclosure in the Taxes Note:

Tax expense from continuing operations is reconciled to the Company’s weighted-average global tax rate, rather than to the Swiss domestic statutory tax rate, as

•                  the parent company of the ABB group, ABB Ltd, is domiciled in Switzerland. Income which has been generated in jurisdictions outside of Switzerland (hereafter “foreign jurisdictions”) and has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. There is no requirement in Switzerland for the parent company to file a tax return of the consolidated ABB group determining domestic and foreign pre-tax income, and

•                  the Company’s consolidated income from continuing operations is predominately earned outside of Switzerland, and therefore corporate income tax in foreign jurisdictions largely determines the global tax rate.

6. Taxes

We see the significance of foreign earnings. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b). Specifically, please explain the impact on your tax liability if you repatriated foreign earnings and also provide the cumulative amount of foreign subsidiary earnings for which domestic income taxes has not been provided.

The parent company of the ABB group, ABB Ltd, is domiciled in Switzerland. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries.

Certain countries levy withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter “withholding taxes”) on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. Switzerland has concluded double taxation treaties with many countries in which ABB operates. These treaties either eliminate or reduce such withholding taxes on dividend distributions. It is ABB’s policy to distribute retained earnings of subsidiaries, in so far as such earnings are not permanently reinvested or no other reasons exist that would prevent the subsidiary from distributing them. At December 31, 2010, deferred tax liabilities totaling $171 million have been provided for in respect of withholding taxes on unremitted earnings (see page F-58 in our Form 20-F for the fiscal year ended December 31, 2010), as well as for limited Swiss income taxes on such repatriated earnings. At December 31, 2010, approximately $400 million of foreign subsidiary retained earnings subject to withholding taxes upon distribution were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries, and consequently, no deferred tax liability was set up. We will consider these disclosure requirements in future filings.

If you have any further questions in respect of our responses, we would be pleased to provide additional information you may require.

We acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ABB Ltd

/s/ Michel Demaré	/s/ Richard A. Brown
Executive Vice President and	Group Senior Vice President and
Chief Financial Officer	Chief Counsel Corporate & Finance